Exhibit 99.1
THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
CONTINUING CONNECTED TRANSACTIONS
Independent financial adviser to
the Independent Board Committee and the Independent Shareholders
A letter from the Board is set out on pages 5 to 12 of this circular. A letter of recommendation from the Independent Board Committee to the Independent Shareholders is set out on page 13 of this circular. A letter of advice from China Merchants Securities to the Independent Board Committee and the Independent Shareholders is set out on pages 14 to 27 of this circular.
A notice convening the EGM to be held at the Meeting Room, 3/F., No.1052 Heping Road, Shenzhen, Guangdong Province, the PRC, on Tuesday, 21 December 2010 at 9:30 a.m. is set out on pages 34 to 35 of this circular.
Whether or not you propose to attend the meeting, you are requested to complete and return the enclosed forms of proxy in accordance with the instructions printed thereon. If you intend to attend the EGM, you are required to complete and return the relevant reply slip(s) to the registered office of Guangshen Railway Company Limited at No.1052 Heping Road, Shenzhen, Guangdong Province, the PRC, before 1 December 2010. The proxy forms should be returned to the registered office of the Company not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.
5 November 2010

- i -

DEFINITIONS
In this circular, unless the context requires otherwise, the expressions as stated below will have the following meanings:

“associate(s)”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors

“China Merchants Securities”	China Merchants Securities (HK) Co., Limited, a corporation licensed to carry out type 1 (dealings in securities), type 2 (dealing in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO, the independent financial advisor to the Independent Board Committee and the Independent Shareholders in relation to the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps

“Company”	Guangshen Railway Company Limited , a joint stock limited company incorporated in the PRC, the H Shares of which are listed on HKSE, the American depository shares (each representing 50 H Shares) of which are listed on The New York Stock Exchange, Inc. and the A Shares of which are listed on the Shanghai Stock Exchange

“Continuing Connected Transactions”	the transactions contemplated under the Framework Comprehensive Services Agreement

“Day(s)”	working day(s), that is a normal working day in the PRC including the Saturdays and Sundays that are designated by the PRC government as working days from time to time (“Adjusted Working Days”) but excluding the PRC public holidays and the Saturdays and Sundays that are not Adjusted Working Days

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be held for the purpose of, among others, considering the Framework Comprehensive Services Agreement and the Proposed Annual Caps

DEFINITIONS

“Framework Comprehensive Services Agreement”	the conditional comprehensive services agreement entered into between GRGC and the Company dated 27 October 2010 in relation to the mutual provision of services by the GRGC Group Companies to the Company or vice versa

“GRGC”	Guangzhou Railway (Group) Company , a state-owned enterprise under the administration of the MOR and the controlling and largest shareholder of the Company

“GRGC Comprehensive Services Agreement”	the comprehensive services agreement entered into between GRGC and the Company dated 5 November 2007 in relation to the mutual provision of certain services by GRGC and/or its associates to the Company or vice versa (as supplemented and amended by a supplemental agreement dated 8 October 2008)

“GRGC Group”	GRGC, its controlled companies, and all the companies, units or departments controlled or managed by each of them (except for the Company and its subsidiaries); and “GRGC Group Company” means any of them

“Group”	the Company and its subsidiaries, and “Group Company” means any of them

“GS”	Guangshen Railway Enterprise Development Company , a wholly-owned subsidiary of GRGC

“GS Comprehensive Services Agreement”	the comprehensive services agreement entered into between GS and the Company dated 5 November 2007 in relation to the provision of certain services by GS to the Company (as supplemented and amended by a supplemental agreement dated 8 October 2008)

“H Share(s)”	overseas listed foreign Share(s), which are subscribed for and traded in Hong Kong dollars on HKSE

“HKSE”	The Stock Exchange of Hong Kong Limited

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

DEFINITIONS

“Independent Board Committee”	an independent committee of the Board established by the Board comprising Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lu Yuhui, who are independent non-executive Directors

“Independent Shareholders”	Shareholders other than GRGC and its associates

“Latest Practicable Date”	3 November 2010, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular

“Listing Rules”	the Rules Governing the Listing of Securities on HKSE

“MOR”	Ministry of Railways , PRC

“Percentage Ratios”	the percentage ratios set out in Rule 14.07 of the Listing Rules

“PRC”	The People’s Republic of China

“Proposed Annual Caps”	the proposed new annual caps for the three financial years ending 31 December 2013 in respect of the transactions under the Framework Comprehensive Services Agreement

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	holder(s) of Shares

“Share(s)”	shares of nominal value RMB1.00 each in the share capital of the Company

“SFO”	the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong)

“Supervisors”	the supervisors of the Company

“YC”	Guangzhou Railway Group Yang Cheng Railway Industrial Company , a PRC state-owned enterprise and a wholly-owned subsidiary of GRGC

DEFINITIONS

“YC Comprehensive Services Agreement”	the comprehensive services agreement entered into between YC and the Company dated 5 November 2007 in relation to the mutual provision of services by YC and/or its associates to the Company or vice versa (as supplemented and amended by a supplemental agreement dated 8 October 2008)

“%”	per cent

LETTER FROM THE BOARD
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)

Board of Directors:	Registered office:
Executive Directors	No. 1052 Heping Road
Xu Xiaoming	Shenzhen, Guangdong Province
Shen Yi	The People’s Republic of ChinaPostal
Luo Qing	Code: 518010

Non-executive Directors
Guo Zhuxue
Li Liang
Yu Zhiming

Independent Non-executive Directors
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui
5 November 2010
To the Shareholders
Dear Sir/Madam,
CONTINUING CONNECTED TRANSACTIONS
INTRODUCTION
Reference is made to the announcements of the Company dated 5 November 2007 and 9 October 2008, respectively, and the circulars of the Company dated 10 November 2007 and 20 October 2008, respectively, in respect of the GRGC Comprehensive Services Agreement, the YC Comprehensive Agreement and the GS Comprehensive Services Agreement.

LETTER FROM THE BOARD
FRAMEWORK COMPREHENSIVE SERVICES AGREEMENT
All of the GRGC Comprehensive Services Agreement, the YC Comprehensive Agreement and the GS Comprehensive Services Agreement will expire on 31 December 2010 and the annual caps approved by the Shareholders for the continuing connected transactions under such agreements will also expire on 31 December 2010. As such, on 27 October 2010, GRGC and the Company entered into the Framework Comprehensive Services Agreement to set out a framework for the mutual provision of services between the Company and the GRGC Group, which includes but not limited to GRGC, GS and YC. The principal terms of the Framework Comprehensive Services Agreement are set out below:

Date	27 October 2010

Parties	GRGC

The Company

Term	Subject to the obtaining of the Independent Shareholders’ approval, the term will be 3 years from 1 January 2011.

Any service agreements to be entered into pursuant to the Framework Comprehensive Services Agreement will be in writing for a fixed term of not more than 3 years.
Scope of services
Services to be provided by the GRGC Group Companies to the Company include:
1.	transportation services, which comprise:
(a)	production co-ordination, safety management and scheduling;

(b)	leasing of locomotives;

(c)	railway communications;

(d)	railway network services (including but not limited to passenger coordination, provision of water to trains, locomotive traction and electricity provision and ticket sale services; and

(e)	passenger agency services.

LETTER FROM THE BOARD
2.	railway related services, which comprise:
(a)	maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and locomotive and train repair and maintenance services;

(b)	agency services for purchase of railway transportation related materials on behalf of the Company;

(c)	security services;

(d)	hygiene and epidemic prevention services;

(e)	property management, construction and maintenance services and leasing of properties; and

(f)	construction project management and supervision services.
Transportation services to be provided by the Company to the GRGC Group Companies comprise (but without limitation):
•	railway network services, locomotive leasing and maintenance services, transportation agency services for passenger lines and other related services.
The scope of services under the Framework Comprehensive Services Agreement includes, but without limitation, certain services set out under the GRGC Comprehensive Services Agreement, the YC Comprehensive Agreement and the GS Comprehensive Services Agreement, and other additional services set out above, namely, (i) railway communications services, and construction project management and supervision services to be provided by the GRGC Group to the Company, and (ii) transportation agency services for passenger lines to be provided by the Company to the GRGC Group Companies.

LETTER FROM THE BOARD
Pricing and cap determination
The historical figures showing the amounts incurred for the relevant services, the Proposed Annual Caps and the pricing arrangements under the Framework Comprehensive Services Agreement are set out below:

	Historical Figures			Proposed Annual Caps
	(RMB million)			(RMB million)
			For the
			9 months
	For the year ending		ended	For the year ending
Services	31 December		30 September	31 December
	2008	2009	2010	2011	2012	2013
Transportation services provided to the Company (Note 1)	1,630.32	2,041.01	1,718.76	2,689.14	3,092.51	3,556.39

Railway related services (Note 2)	1,214.37	1,357.61	1,145.59	2,074.47	2,385.64	2,743.48

Transportation services provided by the Company (Note 3)	1,594.56	1,497.91	1,212.36	2,458.46	2,827.23	3,251.31

Total (Proposed Annual Caps):	4,439.25	4,896.53	4,076.71	7,222.07	8,305.38	9,551.18

Notes:
1.	In respect of transportation services provided by the GRGC Group Companies to the Company:
(a)	for production co-ordination, safety management and scheduling, the prices will be determined with reference to the unit cost (which is in turn calculated with reference to the total cost incurred by GRGC for the provision of all the relevant services, divided by the total amount of services provided during such period) and the actual volume of services provided by GRGC;

(b)	for leasing of locomotives, if MOR settlement method is available, the prices will be determined in accordance with the settlement price lists issued by the MOR, otherwise, the prices will be determined in accordance with the settlement price lists agreed after arm’s length negotiations between the parties. Such prices shall not be higher than those offered by the relevant GRGC Group Companies to the other GRGC Group Companies, any enterprises invested by GRGC and any independent third party, or those offered by independent third parties in the market;

(c)	for railway communication services, the prices will be determined based on the settlement method or pricing standards issued by the MOR;

(d)	for railway network services (including but not limited to passenger coordination, provision of water to trains, locomotive traction and electricity provision, and ticket sale services), the prices will be determined in accordance with the settlement method issued by the MOR; and

(e)	for passenger agency services, the prices will comprise of service contract fee (which is determined with reference to the total cost incurred by the relevant GRGC Group Companies for the provision of such passenger services and the workload incurred) and a portion of revenue from ticket upgrading in the trains, which are determined after arm’s length negotiations between the parties.

LETTER FROM THE BOARD
2.	In respect of railway related services provided by the GRGC Group Companies to the Company:
(a)	for maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and locomotive and train repair and maintenance services, the prices will be determined with reference to the costs incurred by the relevant GRGC Group Companies for the provision of such services plus a mark-up of 8% (in case no standard set by the MOR for charging fees is available for track replacement and overhauling services or train repair and maintenance services);

(b)	for agency services for purchase of railway related materials on behalf of the Company, the prices of the materials will not be higher than those offered by GRGC to the other GRGC Group Companies, any enterprises invested by GRGC and any independent third party, or those offered by independent third parties in the market; and the service fees are (i) not more than 0.3% of the purchased amount for diesel; (ii) not more than 1% of the purchased amount for steel tracks; and (iii) not more than 5% for other materials. Such service fees will be determined on an arm’s length basis taking into account the past dealings between the parties;

(c)	for security services provided by the GRGC Group Companies to the Company, the service fees have been and will continue to be determined with reference to the costs incurred by relevant GRGC Group Companies for the provision of such services plus a mark-up of 8%. Such mark-up is determined on an arm’s length basis taking into account the past dealings between the parties, and such pricing policy is the same as the past pricing arrangement;

(d)	for hygiene and epidemic prevention services provided by the GRGC Group Companies to the Company, the prices will be calculated based on the service areas involved and standard prices set by the relevant provincial government (without any adjustments);

(e)	for property management, construction and maintenance services, etc. provided by the GRGC Group Companies to the Company, the prices of most of which will continue be determined with reference to the costs incurred by the relevant GRGC Group Companies for the provision of such services plus a mark-up of 8%. Such mark-up is determined on an arm’s length basis taking into account the past dealings between the parties; and for leasing of properties, the rental of which shall not exceed the market price or an amount payable by any independent third parties to the GRGC Group Companies for the same properties; and

(f)	for construction project management and supervision services, the prices will be determined in accordance with the settlement method issued by the MOR.
3.	In respect of transportation services provided by the Company to the GRGC Group Companies:
(a)	for railway network services, the prices will be determined in accordance with the settlement method issued by the MOR;

(b)	for transportation services other than railway network services, the prices will be determined in accordance with the following principles:
(i)	market price (if available);

(ii)	if market price is not available, settlement method or pricing standards issued by the MOR; and

(iii)	if neither (i) nor (ii) is available, the prices shall be determined between the parties based on arm’s length negotiations and the actual situations.

LETTER FROM THE BOARD
4.	Determination of mark-up

The mark-up of 8% as mentioned above is determined by the Company and GRGC after negotiations with regard to: (i) the guideline issued by the local taxation authority in Guangdong Province which suggests that the profit rate for the purpose of calculating enterprise’s business operating tax should be 10%; and (ii) the fact that such pricing policy is same as the past pricing arrangement.
GENERAL
GRGC is a PRC state-owned enterprise which controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province.
The Company is principally engaged in railway passenger and freight transportation businesses on the Shenzhen-Guangzhou-Pingshi railway and certain long-distance passenger transportation services.
As GRGC controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province, GRGC, together with the other GRGC Group Companies, is the only available provider in the market for certain services that the Company requires in its operations. For services that are possibly available in the market, they are provided by GRGC and/or the other GRGC Group Companies on a cost basis (plus a mark-up of 8%, where applicable) and on terms no less favourable than those obtainable from independent third parties. In addition, certain support or cooperation service arrangements are also required, as a matter of course, from GRGC, which, together with the other GRGC Group Companies, administers and controls the operation of the neighbouring railway lines. It is therefore not only beneficial but also necessary for the Company to enter into the Continuing Connected Transactions in order to facilitate the operations of the Company.
GRGC is the controlling and largest shareholder of the Company. As at the date of the Framework Comprehensive Services Agreement and the Latest Practicable Date, GRGC and its associates beneficially owned an aggregate of 37.12% of the issued share capital of the Company. GRGC is hence a connected person of the Company under the Listing Rules. As the Proposed Annual Caps under the Framework Comprehensive Services Agreement for each of the three financial years ending 31 December 2013 is expected to exceed 5% of one or more of the Percentage Ratios (other than the profits ratio), the transactions contemplated under the Framework Comprehensive Services Agreement will constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules, and be subject to the reporting, annual review, announcement and Independent Shareholders’ approval requirement pursuant to Rule 14A.48 of the Listing Rules.

LETTER FROM THE BOARD
The Company will comply with the relevant provisions under Chapter 14A of the Listing Rules in the event that the service fees under the Framework Comprehensive Services Agreement shall exceed the Proposed Annual Caps or that there is any material amendment to the terms of the Framework Comprehensive Services Agreement.
Each of the Directors has confirmed that he has no material interest in the Continuing Connected Transactions.
EGM
A notice convening the EGM at which ordinary resolution will be proposed to the Independent Shareholders to consider and, if thought fit, to approve the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps and all matters relating thereto is set out on pages 34 to 35 of this circular. Whether or not you propose to attend the meeting, you are requested to complete and return the enclosed forms of proxy in accordance with the instructions printed thereon. If you intend to attend the EGM, you are required to complete and return the relevant reply slip(s) to the registered office of Guangshen Railway Company Limited at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, before 1 December 2010. The proxy forms should be returned to the registered office of the Company not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.
The voting in respect of the approval of the resolution will be conducted by way of poll. GRGC and its associates which held approximately 37.12% of the issued share capital of the Company as the Latest Practicable Date, will abstain from voting for the resolution in respect of the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.
An announcement will be made by the Company following the conclusion of the EGM to inform you of the results of the EGM.
INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER
An Independent Board Committee, comprising Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lu Yuhui, none of whom is interested or involved in the Continuing Connected Transactions, has been established to advise the Independent Shareholders in relation to the

LETTER FROM THE BOARD
Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps. Your attention is drawn to the letter from the Independent Board Committee dated 5 November 2010 set out on page 13 of this circular.
China Merchants Securities has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps. Your attention is drawn to the letter from China Merchants Securities to the Independent Board Committee and the Independent Shareholders dated 5 November 2010 on pages 14 to 27 of this circular.
RECOMMENDATION
The Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.
The Directors consider that the transactions under the Framework Comprehensive Services Agreement are entered into in the usual and ordinary course of business of the Group and are conducted on an arm’s length basis and on normal commercial terms. Having regard to the opinion of China Merchants Securities, the Director (including the independent non-executive Directors) consider that the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM in respect of the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.
ADDITIONAL INFORMATION
Your attention is drawn to the information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of
Guangshen Railway Company Limited
Xu Xiaoming
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
5 November 2010
To the Independent Shareholders
Dear Sir/Madam,
CONTINUING CONNECTED TRANSACTIONS
We refer to the circular of the Company to the Shareholders dated 5 November 2010 (the “Circular”), of which this letter forms part. Unless the context requires otherwise, capitalized terms used in this letter will have the same meanings given to them in the section headed “Definitions” of the Circular.
As the Independent Board Committee, we have been appointed to advise you as to whether, in our opinion, the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.
China Merchants Securities has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.
Having considered the Framework Comprehensive Services Agreement, the Continuing Connected Transactions, and the Proposed Annual Caps, and the opinion and advice of China Merchants Securities in relation thereto, which is set out on pages 14 to 27 of the Circular, we are of the opinion that the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. We therefore recommend you to vote in favour of the ordinary resolution to he proposed at the EGM to approve the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

Yours faithfully,
For and on behalf of
Independent Board Committee

Mr. Dai Qilin	Mr. Wilton Chau Chi Wai	Mr. Lu Yuhui
Independent non-executive	Independent non-executive	Independent non-executive
Director	Director	Director

LETTER FROM CHINA MERCHANTS SECURITIES
The following is the text of a letter of advice from China Merchants Securities to the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions, which has been prepared for the purpose of inclusion in this circular.

48th Floor One Exchange Square Central Hong Kong
5 November 2010

To:	The Independent Board Committee and the Independent Shareholders of Guangshen Railway Company Limited
Dear Sirs,
CONTINUING CONNECTED TRANSACTIONS
INTRODUCTION
We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders on the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps, particulars of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company to the Shareholders dated 5 November 2010 (the “Circular”) and in which this letter is reproduced. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless otherwise defined.
As set out in the Letter from the Board, on 27 October 2010, GRGC and the Company entered into the Framework Comprehensive Services Agreement to set out a framework for the mutual provision of services between the Company and the GRGC Group, which includes but not limited to GRGC, GS and YC. As at the date of the Framework Comprehensive Services Agreement and the Latest Practicable Date, GRGC and its associates beneficially owned an aggregate of 37.12% of the issued share capital of the Company. GRGC is hence a connected person of the Company under the Listing Rules. As the Proposed Annual Caps under the Framework Comprehensive Services Agreement for each of the three financial years ending 31 December 2013 is expected to exceed 5% of one or more of the Percentage Ratios (other than the profits ratio), the transactions contemplated under the Framework Comprehensive Services Agreement will constitute

LETTER FROM CHINA MERCHANTS SECURITIES
continuing connected transactions of the Company under Chapter 14A of the Listing Rules, and be subject to the reporting, annual review, announcement and independent shareholders’ approval requirements as prescribed under Chapter 14A of the Listing Rules. Accordingly, the EGM will be convened to seek Independent Shareholders’ approval of the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps by way of poll where GRGC and its associates will abstain from voting.
The Independent Board Committee, comprising all the three independent non-executive Directors, namely Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lu Yuhui, has been established to advise the Independent Shareholders in relation to the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps. We, China Merchants Securities, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.
BASIS OF OUR OPINION
In formulating our recommendation, we have relied on the information obtained from the public domain and the information and representations contained or referred to in the Circular, which have been supplied to us by the Company, and the opinion expressed by and the representations of the Directors and management of the Company. We have assumed that all the information and representations provided to us or contained or referred to in the Circular, for which the Directors are solely responsible, were true, accurate and complete in all respects at the time they were made and continue to be so up to the date of the EGM and may be relied upon. We have also assumed that all statements of belief, opinions and intention made by the Directors in the Circular were made reasonably after due and careful enquiry and were based on honestly-held opinion. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the management of the Company. We have also been advised by the Directors and the management of the Company that no material facts have been omitted from the information provided and referred to in the Circular misleading.
We have reviewed currently available information and documents, which are available under the present circumstances, and have performed all reasonable steps to enable us to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have no reason to suspect that any relevant information or reports have been withheld, nor are we aware of any facts or circumstances which would render the information provided and the representations made to us to be untrue, inaccurate or misleading. We have not, however, carried out an independent verification of the information provided,

LETTER FROM CHINA MERCHANTS SECURITIES
nor have we conducted an independent investigation into the business, affairs, operations, financial position or future prospects of the Company, GRGC and any of their respective subsidiaries or associates. Our opinion is based on the information and representations available to us as of the date of this letter. We have no obligation to update our advice and opinion to take into account circumstances and events occurring after the date of this letter. As a result, circumstances and events could occur prior to the approval of the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps that, if known to us at the time when we had rendered our advice and opinion, would have altered our advice and opinion.
PRINCIPAL FACTORS AND REASONS CONSIDERED
In arriving at our advice and recommendation in respect of the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps, we have taken into account the principal factors and reasons set out below:
1.	Background of and reasons for the Continuing Connected Transactions
(i)	Background of the Continuing Connected Transactions
•	The Company

The Company is principally engaged in railway passenger and freight transportation businesses on the Shenzhen-Guangzhou-Pingshi railway and certain long-distance passenger transportation services.

•	GRGC

GRGC is a PRC state-owned enterprise which controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province. GRGC started to provide various transportation and railway related services to the Group since 1996.

•	The Framework Comprehensive Services Agreement

On 27 October 2010, the GRGC and the Company entered into the Framework Comprehensive Services Agreement to set out a framework for the mutual provision of services between the Company and the GRGC Group. Subject to the obtaining of the Independent Shareholders’ approval, the duration of the Framework Comprehensive Services

LETTER FROM CHINA MERCHANTS SECURITIES
Agreement will be three years from 1 January 2011 to 31 December 2013. Any service agreements to be entered into pursuant to the Framework Comprehensive Services Agreement will be in writing for a fixed term of not more than three years.

The scope of services under the Framework Comprehensive Services Agreement includes:
A.	Transportation services provided by the GRGC Group to the Company, which comprise:
(a)	production co-ordination, safety management and scheduling;

(b)	leasing of locomotives;

(c)	railway communications services;

(d)	railway network services (including but not limited to passenger coordination, provision of water to trains, locomotive traction and electricity provision and ticket sale services; and

(e)	passenger agency services.
B.	Railway related services provided by the GRGC Group to the Company, which comprise:
(a)	maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and locomotive and train repair and maintenance services;

(b)	agency services for purchase of railway transportation related materials on behalf of the Company;

(c)	security services;

(d)	hygiene and epidemic prevention services;

LETTER FROM CHINA MERCHANTS SECURITIES
(e)	property management, construction and maintenance services and leasing of properties; and

(f)	construction project management and supervision services.
C.	Transportation services provided by the Company to the GRGC Group
(a)	railway network services; and

(b)	locomotive leasing and maintenance services, transportation agency services for passenger lines and other related services.
Please refer to section headed “Framework Comprehensive Services Agreement” set out in the Letter from the Board for details of the agreement.
(ii)	Reasons for entering into the Continuing Connected Transactions

As stated in the Letter from the Board, we note that GRGC controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province, GRGC, together with the other GRGC Group Companies, is the only available provider in the market for provision of certain services that the Company requires in its operations. For services that are possibly available in the market, they are provided by GRGC and/or its subsidiaries on a cost basis (plus a mark-up of 8%, where applicable) and on terms no less favourable than those obtainable from independent third parties. Further analysis on the reasonableness and fairness of aforesaid pricing basis will be illustrated in the section headed “Pricing bases of each of the Continuing Connected Transactions” below in this letter. Furthermore, the Directors advise us that certain support or cooperation service arrangements are also required by the Group from GRGC, which, together with its subsidiaries, administers and controls the operation of the neighboring railway lines.

In view of (i) the well established and good cooperative relationship between the Group and the GRGC Group; (ii) the GRGC Group’s good understanding of the service requirements of the Group; (iii) the Continuing Connected Transactions are indispensable to the Group’s principal business; (iv) the absence of alternative provider for provision of certain services in the market;

LETTER FROM CHINA MERCHANTS SECURITIES
and (v) provision of services by the GRGC Group on terms no less favourable than those obtainable from independent third parties, we concur with the Directors’ view that it is beneficial for the Group to enter into the Continuing Connected Transactions in order to facilitate the operations of the Company.
2.	Pricing bases of each of the Continuing Connected Transactions

After reviewing the terms of the Continuing Connected Transactions, we consider that the transaction nature and pricing under the Framework Comprehensive Services Agreement are key factors to assess the fairness and reasonableness of the Continuing Connected Transactions. As we have discussed the background of and reasons for the Continuing Connected Transactions in above section, our discussion below will be confined to the pricing bases of each of the Continuing Connected Transactions, which are tabulated as follows:
(i)	Transportation services to be provided by the GRGC Group Companies to the Company

	Transaction nature	Pricing basis
(a)	Production co-ordination, safety management and scheduling	Based on the unit cost (which is in turn calculated with reference to the total cost incurred by GRGC for the provision of all the relevant services, divided by the total amount of services provided during such period) and the actual volume of services provided by GRGC

LETTER FROM CHINA MERCHANTS SECURITIES

	Transaction nature	Pricing basis
(b)	Leasing of locomotives	If MOR settlement method is available, the prices will be determined in accordance with the settlement price lists issued by the MOR, otherwise, the prices will be determined in accordance with the settlement price lists agreed after arm’s length negotiations between the parties. Such prices shall not be higher than those offered by the relevant GRGC Group Companies to the other GRGC Group Companies, any enterprises invested by GRGC and any independent third party, or those offered by independent third parties in the market

(c)	Railway communications services	Based on the settlement method or pricing standards issued by the MOR

(d)	Railway network services (including but not limited to passenger coordination, provision of water to trains, locomotive traction and electricity provision and ticket sale services)	Based on the settlement method issued by the MOR

(e)	Passenger agency services	The prices will comprise service contract fee (which is determined with reference to the total cost incurred by the relevant GRGC Group Companies for the provision of such passenger services and the workload incurred) and a portion of revenue from ticket upgrading in trains, which are determined after arm’s length negotiations between the parties

LETTER FROM CHINA MERCHANTS SECURITIES
(ii)	Railway related services to be provided by the GRGC Group Companies to the Company

	Transaction nature	Pricing basis
(a)	Maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and locomotive and train repair and maintenance services	With reference to the costs incurred by the relevant GRGC Group Companies for the provision of such services plus a mark-up of 8% (in case no standard set by the MOR for charging fees is available for track replacement and overhauling services or train repair and maintenance services)

(b)	Agency services for purchase of railway transportation related materials on behalf of the Company	The prices of the materials will not be higher than those offered by the GRGC Group Company to the other GRGC Group Companies, any enterprises invested by GRGC and any independent third party or those offered by independent third parties in the market; and the service fees are (1) not more than 0.3% of the purchased amount for diesel; (2) not more than 1% of the purchased amount for steel tracks; and (3) not more than 5% for other materials. Such service fees will be determined on an arm’s length basis taking into account the past dealings between the parties

(c)	Security services	The service fees have been and will continue to be determined with reference to the costs incurred by relevant GRGC Group Companies for the provision of such services plus a mark-up of 8%. Such mark-up is determined on an arm’s length basis taking into account the past dealings between the parties, and such pricing policy is the same as the past pricing arrangement

LETTER FROM CHINA MERCHANTS SECURITIES

		Transaction nature	Pricing basis
(d)	Hygiene and epidemic prevention services		Based on the service areas involved and prices set by the relevant provincial government (without any adjustments)

(e)	(1)	Property management, construction and maintenance services; and	(1) The prices of most of which will continue be determined with reference to the costs incurred by the relevant GRGC Group Companies for the provision of such services plus a mark-up of 8%. Such mark-up is determined on an arm’s length basis taking into account the past dealings between the parties

	(2)	Leasing of properties	(2) The rental of which shall not exceed the market price or an amount payable by any independent third parties to the GRGC Group Companies for the same properties

(f)	Construction project management and supervision services		In accordance with the settlement method issued by the MOR

LETTER FROM CHINA MERCHANTS SECURITIES
(iii)	Transportation services to be provided by the Company to the GRGC Group Companies

	Transaction nature	Pricing basis
(a)	Railway network services	Determined in accordance with the settlement method issued by the MOR

(b)	Locomotive leasing and maintenance services, transportation agency services for passenger lines and other related services	Determined in accordance with (1) market price (if available); (2) if market price is not available, settlement method or pricing standards issued by the MOR; or (3) if neither (1) nor (2) is available, the prices shall be determined between the parties based on arm’s length negotiations and the actual situations
Having considered (i) the pricing mechanism in respect of each of the Continuing Connected Transactions as mentioned above; (ii) the terms including, but not limited to, the pricing basis and the payment terms of each of the Continuing Connected Transactions under the Framework Comprehensive Services Agreement remain unchanged as compared to the pricing basis and the payment terms of each corresponding services under the GRGC Comprehensive Services Agreement, the YC Comprehensive Agreement and the GS Comprehensive Agreement; (iii) the pricing basis for each of the other additional services namely (a) railway communications services, and construction project management and supervision services to be provided by the GRGC Group to the Company; and (b) transportation agency services for passenger lines to be provided by the Company to the GRGC Group Companies is either based on the settlement method or pricing standard issued by the MOR or market price; and (iv) the relevant supporting documents provided by the Company, including but not limited to, the guideline issued by the local taxation authority in Guangdong Province which suggests that the profit rate for the purpose of calculating enterprise’s business operating tax should be 10% and the settlement methods and pricing standards issued by the MOR, we are of view that the pricing bases of the Continuing Connected Transactions are fair and reasonable, as such, we concur with the Directors’ view that the terms of the Continuing Connected Transactions are on normal commercial terms, fair and reasonable so far as the Company and Independent Shareholders as a whole are concerned.

LETTER FROM CHINA MERCHANTS SECURITIES
3.	The Proposed Annual Caps

The table below sets out the actual historical transaction amounts of the Continuing Connected Transactions for the two years ended 31 December 2009 and for the nine months ended 30 September 2010, the estimated transaction amounts of the Continuing Connected Transactions for the year ending 31 December 2010 and the proposed annual caps of the Continuing Connected Transactions for the three years ending 31 December 2013:

				Estimated
	Historical figures			figures	Proposed Annual Caps
			Nine months
			ended	Year ending
	Year ended 31 December		30 September	31 December	Year ending 31 December
	2008	2009	2010	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	’million	’million	’million	’million	’million	’million	’million
(i) Transportation services to be provided by the GRGC Group to the Company	1,630.32	2,041.01	1,718.76	2,291.68	2,689.14	3,092.51	3,556.39
(ii) Railway related services to be provided by the GRGC Group to the Company	1,214.37	1,357.61	1,145.59	1,527.45	2,074.47	2,385.64	2,743.48
(iii) Transportation services to be provided by the Company to the GRGC Group	1,594.56	1,497.91	1,212.36	1,616.48	2,458.46	2,827.23	3,251.31

Total	4,439.25	4,896.53	4,076.71	5,435.61	7,222.07	8,305.38	9,551.18

Bases for determining the Proposed Annual Caps

In assessing the reasonableness of the Proposed Annual Caps, we have discussed with the management of the Company and understand that the Proposed Annual Caps are determined based on factors including but not limited to (i) the actual historical transaction amounts of the Continuing Connected Transactions for the two years ended 31 December 2009 and for the nine months ended 30 September

LETTER FROM CHINA MERCHANTS SECURITIES
2010; (ii) the expected increase in transaction amounts between the Group and the GRGC Group Companies taking into account of the expected growth in its railway transportation businesses; (iii) the estimated transaction value for the year ending 31 December 2010; and (iv) an estimated annual growth rate of 15% for service fees, with reference to the average growth rate of gross domestic product (“GDP”) in the Guangdong province and the operational performance of the Group.
(i)	Expected increase in transaction amounts

According to the tables above, the proposed annual caps of the railway related services to be provided by the GRGC Group Companies to the Group and the transportation services to be provided by the Group to the GRGC Group Companies are significantly higher than the historical transaction amounts for each of the two years ended 31 December 2009 and the estimated transaction amounts for the year ending 31 December 2010.

Upon discussion with the management of the Company, we were advised that the Group will operate (including but not limited to) (Guangzhou-Zhuhai Railway*) and the business of electric catenary for (Beijing-Kowloon Railway (Southern Part)*) in 2011 with authorization of the GRGC Group. Therefore, the service territory of the passenger and freight transportation businesses of the Group as well as its operating scale is expected to increase significantly starting from 2011. As a result of the operations of the new railways, it is expected that (a) the railway services, in particular for the agency services for purchase of railway related materials such as diesel, steel tracks and other materials, provided by GRGC Group Companies to the Group and (b) the transportation services provided by the Group to GRGC Group Companies will be increased substantially in 2011.

We have also noted that the GRGC Group Companies did not provide railway communication services to the Group for the two years ended 31 December 2009 and has been starting to provide railway communication services to the Company in 2010. For the nine months ended 30 September 2010, the actual transaction amount of the railway communication services provided by GRGC Group Companies to the Group was approximately RMB75 million and the estimated figure is expected to reach RMB100 million for the year ending 31 December 2010. Upon our enquiry, we were given to understand that such arrangement was introduced by the MOR to the Group in December 2009.

*	For indentification purpose only

LETTER FROM CHINA MERCHANTS SECURITIES
Save for the above factors contributing to the significant increase in the transaction amounts for the transportation services provided by the Group to the GRGC Group Companies and the railway related services provided by the GRGC Group Companies to the Group for the year ending 31 December 2011, the Directors expected that the expected annual growth rate of the proposed annual caps for the transportation services provided by the GRGC Group for the three years ending 31 December 2013; and each of the railway related services provided to the Group and the transportation services provided by the Group for the remaining two years ending 31 December 2013 are approximately 15%, taking into account of (a) the average annual growth rate of the GDP of the Guangdong Province between 2007 to 2009; and (b) the operational performance of the Group as illustrated in below sections.

(ii)	Operational performance of the Group

Set out below is a summary of the operational performance of the Group for the year ended 31 December 2009 and each of the six months ended 30 June 2009 and 2010 as extracted from the relevant annual report and interim reports of the Company:

	Year ended	Six months	Six months
	31 December	ended 30 June	ended 30 June
	2009	2009	2010
Passenger delivery volume
(million persons)	81.84	41.32	42.82
% increase			+3.6%

Tonnage of freight
(million tonnes)	61.99	26.54	32.34
% increase			+21.9%
As shown in the table above, the volume of the Group’s business has been expanding in terms of passenger volume and freight tonnage in the first half of 2010, which is mainly attributable to the improving global economy and the recovery of the PRC economy. The Directors are optimistic about the performance of the Group in future and expect that the services required from GRGC Group Companies as well as services provided to the GRGC Group Companies will increase generally in line with the business growth of the Group.

LETTER FROM CHINA MERCHANTS SECURITIES
(iii)	GDP growth rate of Guangdong Province

According to statistics published by The Statistics Bureau of Guangdong Province, the average annual growth rate of GDP of Guangdong Province during 2007 to 2009 and the growth rate for the first three quarters of 2010 were both approximately 11.6%, which reflect the continuous growth in the economy of the Guangdong Province and in turn led to the growth in the Group’s business accompanied by a corresponding increase in the services to be required by the Group from the GRGC Group Companies as well as services to be provided to GRGC Group Companies.
Having reviewed and discussed with the Directors the bases for determining the Proposed Annual Caps, which include, (a) the actual historical transaction amounts of the Continuing Connected Transactions for the two years ended 31 December 2009 and for the nine months ended 30 September 2010; (b) the expected increase in transaction amounts between the Group and the GRGC Group Companies taking into account of the expected increase in its railway transportation businesses; (c) the estimated transaction value for the year ending 31 December 2010; and (d) an estimated annual growth rate of 15% for service fees, with reference to the average growth rate of GDP in the Guangdong province and the operational performance of the Group, we concur with the Directors’ view that the Proposed Annual Caps are fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned.
RECOMMENDATION
Taking into consideration of the above factors, we are of the opinion that the entering into of the Framework Comprehensive Services Agreement and the Continuing Connected Transactions are (i) in the ordinary and usual course of the Group’s business and are in the interests of the Company and the Shareholders as a whole; and (ii) the terms of the Continuing Connected Transactions are on normal commercial terms, fair and reasonable so far as the Company and Independent Shareholders as a whole are concerned. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution(s) to be proposed at the EGM to approve, amongst the other things, the Framework Comprehensive Service Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.
Yours faithfully
For and on behalf of
China Merchants Securities (HK) Co., Limited

Ronald T.L. Wan	Christine Au
Managing Director	Executive Director
Investment Banking Department	Investment Banking Department

APPENDIX	GENERAL INFORMATION
1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS
(a)	Interests and short positions of the Directors, Supervisors and chief executive in the securities of the Company and its associated corporations

As at the Latest Practicable Date, there was no record of interests and short positions of the Directors, Supervisors or the chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company had not received notification of such interests and short positions from any Director, Supervisor or the chief executive of the Company as required to be made to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the Listing Rules.

As at the Latest Practicable Date, the following Directors and Supervisors are a director and/or an employee of GRGC, the controlling and largest Shareholder:

Name	Position(s) at GRGC
Xu Xiaoming, Chairman of the Board	Chairman of the board and secretary to the Party Committee of GRGC

Guo Zhuxue, Director Li Liang, Director	Deputy chairman of the board and general manager of GRGC Administrative deputy general manager of GRGC

APPENDIX	GENERAL INFORMATION

Name	Position(s) at GRGC
Yu Zhiming, Director	Chief accountant of GRGC

Xu Ling, Supervisor	Vice-secretary of the Party Committee and the secretary of the Disciplinary Committee of GRGC

Wang Jianping, Supervisor	Director of human resources department of GRGC

Chen Shaohong, Supervisor	Vice-chief economist and director of corporate and legal affairs department of GRGC

Li Zhiming, Supervisor	Chief of the audit department of GRGC
The Company has not granted to any of the Directors, Supervisors or the chief executive of the Company or their spouses or children under the age of 18 any right to subscribe for any Shares or debentures of the Company.
(b)	Interests and short positions of Shareholders discloseable under the SFO

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at the Latest Practicable Date, Shareholders (other than the Directors, Supervisors or the chief executive of the Company) who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which was recorded in the

APPENDIX	GENERAL INFORMATION
register required to be kept by the Company under Section 336 of the SFO were as follows:

						Percentage		Percentage of
		Number of			Type of	of class		total
Name of Shareholders	Class of Shares	Shares held		Capacity	interest	of shares		share capital
						(%)		(%)
GRGC	Domestic Shares	2,629,451,300	(L)	Beneficial owner	Corporate	46.52		37.12

Credit Suisse Group AG	H Shares	85,935,289	(L)	Interest in controlled corporation	Corporate	6.00	(L)	1.21	(L)

		84,394,808	(S)	Interest in controlled corporation		5.90	(S)	1.19	(S)

Blackrock, Inc.	H Shares	72,656,390	(L)	Interest in controlled corporation	Corporate	5.08	(L)	1.03	(L)

		2,270,000	(S)	Interest in controlled corporation	Corporate	0.16	(S)	0.03	(S)
The letter “L” de noted a long position; “S” denoted a short position.

Save as disclosed in this circular, as at the Latest Practicable Date, so far as is known to the Directors, Supervisors and the chief executive of the Company, no other person had an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provision of Divisions 2 and 3 of Part XV of the SFO, or, who was, directly or indirectly, interested in 10% of more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any option in respect of such capital.

(c)	Miscellaneous

None of the Directors, Supervisors and the chief executive of the Company had any direct or indirect interest in any assets which had been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2009, being the date to which the latest published audited financial statements of the Company were made up.

APPENDIX	GENERAL INFORMATION
None of the Directors, Supervisors or the chief executive of the Company is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group and to which the Company was a party.
3.	COMPETING BUSINESS INTERESTS OF DIRECTORS

As at the Latest Practicable Date, none of the Directors, Supervisors or the chief executive of the Company and their respective associates had any interest in a business which competes or may compete with the business of the Group.

4.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by any member of the Group within one year without payment of compensation, other than statutory compensation).

5.	QUALIFICATION

The following is the qualification of the expert who has given an opinion or advice on the information contained in this circular:

Name	Qualifications
China Merchants Securities	a corporation licensed to carry out type 1 (dealing in securities), type 2 (dealing in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO
6.	EXPERT AND CONSENT

As at the Latest Practicable Date, China Merchants Securities:
(a)	did not have any shareholding, direct or indirect, in any member of the Group or any rights (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group;

APPENDIX	GENERAL INFORMATION
(b)	did not have any interest, either directly or indirectly, in any assets which had been acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any members of the Group since 31 December 2009, being the date up to which the latest published audited financial statements of the Group were made; and

(c)	has given and has not withdrawn its written consent to the issue of this circular with the inclusion of to its letter and references to its name in the form and context in which they are included herein.
7.	MATERIAL ADVERSE CHANGE

The Directors confirm that there has been no material adverse change in the financial or trading position of the Group since 31 December 2009, being the date to which the latest published audited financial statements of the Group were made up.

8.	LITIGATION

So far as the Directors are aware, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

9.	MISCELLANEOUS
(a)	The company secretary of the Company is Guo Xiangdong. Mr. Guo graduated from Central China Normal University with a Bachelor of Laws degree and holds a Master of Business Administration degree.

(b)	The registered address of the Company is at No. 1052 Heping Road, Shenzhen, Guangdong Province, PRC, Postal Code: 518010.

(c)	The Hong Kong share registrar of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(d)	All references to times in this circular refer to Hong Kong times.

(e)	The English text of this circular shall prevail over the Chinese text, in case of any inconsistency.

APPENDIX	GENERAL INFORMATION
10.	PROCEDURE FOR DEMANDING A POLL BY COMPANY SHAREHOLDERS

A resolution put to a vote of general meeting shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:
(1)	by the Chairman of the meeting;

(2)	by at least two Shareholders entitled to vote present in person or by proxy; or

(3)	by one or more Shareholders present in person or by proxy and individually or collectively representing 10% or more of all Shares carrying the right to vote at the meeting.
Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, and, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

The demand for a poll may be withdrawn by the person who makes such demand.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the offices of Norton Rose Hong Kong at 38th Floor, Jardine House, Central, Hong Kong from 5 November 2010 to 18 November 2010 (both days inclusive):
(a)	the Framework Comprehensive Services Agreement;

(b)	the GRGC Comprehensive Services Agreement;

(c)	the YC Comprehensive Services Agreement;

(d)	the GS Comprehensive Services Agreement;

(e)	all supplemental agreements to any of the agreements under paragraphs (b) to (d) above;

(f)	the letter from China Merchants Securities to the Independent Board Committee and the Independent Shareholders dated 5 November 2010; and

(g)	the consent letter issued by China Merchants Securities.

NOTICE OF EGM
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting (the “Extraordinary General Meeting”) of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on 21 December 2010 in the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, The People’s Republic of China (the “PRC”) to consider and, if thought fit, approve the following ordinary resolution of the Company:
ORDINARY RESOLUTION
1.	“THAT the conditional framework comprehensive services agreement dated 27 October 2010 entered into between the Company and Guangzhou Railway (Group) Company (the “Framework Comprehensive Services Agreement”), the continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Framework Comprehensive Services Agreement for the three financial years ending 31 December 2013 in the amounts of RMB7,222.07 million, RMB8,305.38 million and RMB9,551.18 million, respectively, be and are hereby approved.”
Notes:
(1)	Holders of the H shares of the Company are advised that the register of members of the Company’s H shares will be closed from 19 November 2010 to 21 December 2010 (both days inclusive), during which no transfer of H shares will be registered. Shareholders of the Company whose names appear on the registers of members of the Company at 4:00 p.m. on 18 November 2010, or their proxies, are entitled to attend the Extraordinary General Meeting by presenting their identity cards or passports. Holders of the A shares of the Company will be notified separately regarding the Extraordinary General Meeting.

(2)	Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the Extraordinary General Meeting or any adjournment thereof (as the case may be).

NOTICE OF EGM
(5)	Shareholders who intend to attend the Extraordinary General Meeting are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 1 December 2010.

(6)	The Extraordinary General Meeting is expected to last for half a day. Shareholders and proxies attending the Extraordinary General Meeting shall be responsible for their own traveling, accommodation and other related expenses.
Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People’s Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-2591480

By Order of the Board
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary
Shenzhen, the PRC
5 November 2010
As at the date of this notice, the executive Directors are Mr. Xu Xiaoming, Mr. Shen Yi and Mr. Luo Qing; the non-executive Directors are Mr. Guo Zhuxue, Mr. Li Liang and Mr. Yu Zhiming; and the independent non-executive directors of the Company are Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lu Yuhui.